

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 4, 2018

Edward Cox
Chief Executive Officer
Dthera Sciences
7310 Miramar Rd., Suite 350
San Diego, CA 92126

> **Re: Dthera Sciences**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **Filed April 2, 2018**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2018**
> **Filed August 14, 2018**
> **File No. 333-191175**

Dear Mr. Cox:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Telecommunications